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                                                                      Exhibit 15
                        [Bull Run Corporation letterhead]




                                December 23, 1999

Via Telecopy

Mr. Andrew N. Baur
Chairman
Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
c/o Missouri Valley Bank Shares
13205 Manchester Road
St. Louis, Missouri

         Re:      Rawlings Sporting Goods Company, Inc.

Dear Drew:

         Thank you very much for taking the time yesterday to meet with me; I enjoyed our candid conversation and the thoughtful exchange of ideas and perspectives. It was particularly gratifying to see that you are so well on your way to a "complete mend."

         I came away from our meeting convinced that we share the goal of maximizing stockholder value. Our conversation clearly evidences your understanding of, and appreciation for, the extraordinary efforts and expense to which Bull Run has gone to ensure that each Rawlings stockholder receives the maximum value for their shares.

         I understand that you plan to call a meeting of the Finance Committee on Monday, December 27, 1999 in order for the Committee to reconsider Bull Run's $10 per share cash offer in light of all the facts, including our having secured complete financing for the transaction to purchase all the shares that wish to tender as well as for the refinancing of Rawlings' existing debt. Please let me know if there is any information or assistance that we can provide. I will make our team available to meet with the Finance Committee as you deem appropriately. We hope to avoid the past problems that you described of the Committee not having all of the relevant facts at its last meeting.

         While we have not fully analyzed its implications, we are amenable to your idea of Rawlings waiving the standstill agreements and the Rights Plan to allow Bull Run to make a tender offer directly to the shareholders without Board of Directors' recommendation of the transaction. Please let me know if you would like us to develop this concept further in any way.
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Mr. Andrew N. Baur
December 23, 1999
Page 2

         As we discussed, Bull Run and our investor group are completely committed to this transaction in order to ensure that maximum value is delivered to the Rawlings stockholders; we will use every resource at our disposal to this end. Our interest is founded in genuine concern for the long-term viability of Rawlings and its impact on its employees, customers and suppliers. In addition, Bull Run, and indirectly its stockholders, have a significant financial investment in Rawlings, over $8 million of which has been lost due to the decline in the market value reflecting Rawlings' poor performance. Further, as you can appreciate given your reputation, I am morally obligated to enhance value for the very large stockholdings of people who invested in Rawlings due to my involvement. During a career that spans more than 30 years, I have never invested in any company and lost money for myself or any other investor. I simply cannot afford to damage my reputation with our investment in Rawlings.

         Once again, thank you for your time and thoughtful insights. I look forward to working with you toward our mutual goal of maximizing value for all Rawlings stockholders. Please call me at any time if I can be of assistance. My telephone numbers are: Office -- 404-266-8333 and Home - 404-355-1350. I look forward to speaking with you soon.

                                   Sincerely,
                                   Bull Run Corporation


                                   /s/ Robert S. Prather, Jr.
                                   --------------------------------------
                                   Robert S. Prather, Jr.
                                   President and Chief Executive Officer